
   FORM 4                             U.S. SECURITIES AND EXCHANGE COMMISSION
   Check this box is                           Washington, D.C. 20549                                 OMB APPROVAL
   no longer subject                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           OMB No.                   3235-0287
   to Section 16.                                                                          Expires:         September 30, 1998
   Form 4 or Form 5                                                                        Estimated
   obligations may         Filed pursuant to Section 16(a) of the Securities Exchange Act  average
   continue.                                          of 1934,
   See Instruction 1(b).  Section 17(a) of the Public Utility Holding Company Act of 1935  burden hrs.
                               or Section 30(f) of the Investment Company Act of 1940      per response       . . . . . . .0.5
1) Name and Address of Reporting Person* 2) Issuer Name and Ticker or Trading Symbol  6) Relationship of Reporting Person(s)
                                                                                         to Issuer
    INSIGNIA  PROPERTIES, L. P.              CONSOLIDATED CAPITAL PROPERTIES IV
  _____________________________________     ________________________________________
    (Last)    (First)     (MI)            3) IRS Or Social    4) Statement for           [  ] Director   [X] 10% Owner
                                           Security Number       Month/Year              [  ] Officer    [ ] Other
     ONE INSIGNIA FINANCIAL PLAZA          of Reporting
     P. O. BOX 1089                        Person               JANUARY 1998          _________________________________
  _____________________________________    (Voluntary)          _____________
  (Street)                                                  5) If Amendment,         7)    Individual or Joint/Group Filing
                                                               Date, of
     GREENVILLE,      SC        29602                          Original
  _____________________________________                        (Month/Year)             [ ] Form filed by One Reporting Person
  (City)    (State)     (Zip)                                                           [X] Form filed by More than One
                                                                                             Reporting Person


                        TABLE 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1) Title of Security      2) Transaction    3) Trans-    4)  Security Acquired   5) Amount of    6) Ownership    7) Nature of
      (Instr. 3)             Date              action        or Disposed            Securities      Form:           Indirect
                             (Month/           Code          of (D)                 Beneficially    Direct (D)      Beneficial
                             Day/Year)         (Inst.8)      (Inst. 3, 4 & 5)       Owned at        or              Ownership
                                               _________   ____________________     End of          Indirect (I)    (Inst.4)
                                               Code    V   Amount   (A)   Price     Month           (Inst. 4)
                                                                    (D)             (Inst.3&4)

______________________________________________________________________________________________________________________________
LIMITED PARTNERSHIP UNITS       1/27/98         P            10      A   140.00       94,785            D
______________________________________________________________________________________________________________________________



 TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1) Title of                2) Conver-         3) Trans-         4) Trans-     5) Number of       6) Date
   Derivative Security        sion or            action            action        Derivative         Exercisable
   (Inst. 3)                  Exercise           Date              Code          Securities         and Expiration
                              Price of           (Month/           (Inst.8)      Acquired (A)       Date (Month/
                              Derivative         Day/Year)                       or Disposed        Day/Year)
                              Security                                           of (D)
                                                                                 (Inst. 3,4&5)   ________________________
                                                                  _________      _____________   Date          Expiration
                                                                  Code    V      (A)       (D)   Excercisable  Date

7) Title and           8) Price of 9) Number of         10) Owner-          11) Nature of
    Amount of             Deriv-      Derivative            ship                Indirect
   Underlying             ative       Securities            Form of             Beneficial
   Securities             Security    Beneficially          Deriv-              Ownership
   (Inst. 3 & 4)          (Inst. 5)   Owned at              ative               (Inst. 4)
  __________________                  End of                Security:
              Amount                  Month                 Direct (D)
                or                    (Inst. 4)             or
   Title      Number                                        Indirect (I)
                of                                          (Inst. 4)
              Shares




Explanation of Responses:

The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File").  The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding
     Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.

4.   Insignia CCP IV Acquisition, L.L.C., which is the direct owner of 64,841.5
     Units and in which the Designated filer holds a 60% interest.


INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
     __________________________
     William H. Jarrard, Jr. Sr. Vice President


INSIGNIA FINANCIAL GROUP, INC.

By:  /s/ Daniel M. LeBey
     ___________________
     Daniel M. LeBey, Associate General Counsel and Assistant Secretary


     /s/ Andrew L. Farkas
     ____________________
     Andrew L. Farkas


INSIGNIA CCP IV ACQUISITION, L.L.C


By:  /s/ Daniel M. LeBey
     ___________________
     Daniel M. LeBey, Vice President/Secretary


**Intentional misstatements or  omissions of facts constitute Federal
  Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).



/s/William H. Jarrard, Jr.                      February 10, 1998
__________________________                      ______________
**Signature of Reporting Person                 Date

By:  William H. Jarrard, Jr.


                                                SEC 1474 (8/92)

                                                JAN -1998



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